Exhibit 99.1
Independent Auditors’ Report
To the Board of Directors and Stockholders of
Southern Container Corp.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Southern Container Corp. and its Subsidiaries (the “Company”) at December 29, 2007 and December 30, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
March 7, 2008
Melville, NY

Southern Container Corp. and Subsidiaries
Consolidated Balance Sheets
December 29, 2007 and December 30, 2006

(dollars in thousands)	2007	2006
Assets
Current assets
Cash and cash equivalents	$86,822	$55,089
Restricted cash	5,090	4,945
Accounts receivable, net of allowance of $2,353 in 2007 and $2,906 in 2006	50,663	44,131
Inventories	37,059	36,313
Receivables from related parties	5,676	3,773
Other current assets	1,555	3,254

Total current assets	186,865	147,505

Property, plant and equipment, at cost	672,915	656,351
Less accumulated depreciation and amortization	361,307	316,653

Property, plant and equipment, net	311,608	339,698

Equity investments	1,231	1,311
Restricted cash and investments	10,773	10,773
Goodwill	19,235	19,235
Other assets	11,833	16,983

Total assets	$541,545	$535,505

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$30,620	$23,994
Accrued expenses	38,285	46,607
Current portion of long-term debt	7,905	14,948
Dividends payable to minority members of SPLLC	1,489	386
Income taxes payable	952	162
Other current liabilities	1,625	—

Total current liabilities	80,876	86,097

Long-term debt	135,173	161,181
Other liabilities	1,813	—
Deferred income taxes	10,857	9,519

Total liabilities	228,719	256,797

Minority interest in subsidiary	16,490	14,041

Commitment and contigencies (Note 13)
Stockholders’ equity
Common stock, $10 par value; authorized 3,500 shares; issued and outstanding 1,534 shares in 2007 and 2006, repectively	15	15
Retained earnings	293,758	264,652
Accumulated other comprehensive income	2,563	—

Total stockholders’ equity	296,336	264,667

Total liabilities & stockholders’ equity	$541,545	$535,505

The accompanying notes are an integral part of these consolidated financial statements.

Southern Container Corp. and Subsidiaries
Consolidated Statements of Operations
Years Ended December 29, 2007, December 30, 2006 and December 31, 2005

(dollars in thousands)	2007	2006	2005
Net sales	$560,679	$504,032	$416,648

Costs and expenses
Cost of sales	407,864	364,085	324,672
Selling, general and administrative expenses	59,110	61,220	41,584
Gain on sale of property, plant and equipment, net	(1,117)	(1,837)	(94)

	465,857	423,468	366,162

	94,822	80,564	50,486

Other (expense) income
Interest expense	(12,566)	(14,529)	(11,939)
Interest income	4,314	3,839	2,853
Gain (loss) from equity investments, net of impairment	364	(524)	197

	(7,888)	(11,214)	(8,889)

Income before provision for income taxes and minority interest	86,934	69,350	41,597
Provision for income taxes	3,433	1,532	255

Income before minority interest	83,501	67,818	41,342

Minority interest in net earnings of subsidiaries	(10,299)	(10,449)	(9,778)

Net income	$73,202	$57,369	$31,564

The accompanying notes are an integral part of these consolidated financial statements.

Southern Container Corp. and Subsidiaries
Consolidated Statements of Stockholders’ Equity and Comprehensive Income
Years Ended December 29, 2007, December 30, 2006 and December 31, 2005

				Accumulated
		Capital in		other	Total
	Common	excess of	Retained	comprehensive	stockholders’	Comprehensive
(dollars in thousands)	stock	par value	earnings	income	equity	income
Balance at December 25, 2004	16	$2,132	$207,301	$—	$209,449
Dividends	—	—	(15,265)	—	(15,265)
Repurchase and retirement of 16 shares of common stock	(1)	(2,132)	(240)	—	(2,373)
Net income	—	—	31,564	—	31,564

Balance at December 31, 2005	15	—	223,360	—	223,375

Dividends	—	—	(16,077)	—	(16,077)
Net income	—	—	57,369	—	57,369

Balance at December 30, 2006	15	—	264,652	—	264,667

Dividends	—	—	(44,096)	—	(44,096)
Net income	—	—	73,202	—	73,202	$73,202
Other comprehensive income	—	—	—	2,563	2,563	2,563
Total comprehensive income						$75,765

Balance at December 29, 2007	15	$—	$293,758	$2,563	$296,336

The accompanying notes are an integral part of these consolidated financial statements.

Southern Container Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 29, 2007, December 30, 2006 and December 31, 2005

(dollars in thousands)	2007	2006	2005
Cash flows from operating activities
Net income	$73,202	$57,369	$31,564
Adjustments to reconcile net income to net cash provided by operating activities
Minority interest in net earnings of subsidiaries	10,299	10,449	9,778
(Gain) loss from equity in investments, net of impairment	(364)	524	(197)
Depreciation and amortization	44,208	46,854	38,068
Loss on interest rate swap	1,625	—	—
Provision for losses on accounts receivable, trade	214	1,980	367
Gain on sale of property, plant and equipment, net	(1,117)	(1,837)	(94)
Deferred income taxes	954	783	70
Change in operating assets and liabilities, net of effect of acquisition:
Accounts receivable, trade	(6,472)	11,066	331
Inventories	(728)	(2,894)	(1,502)
Other current assets	1,736	(927)	799
Other assets	2,195	5,124	1,360
Accounts payable	6,293	(13,745)	3,584
Accrued expenses	(7,190)	(7,222)	2,794
Other long term liabilities	1,813	—	—
Dividends payable	1,103	27	—
Income taxes payable	718	(243)	(217)

Net cash provided by operating activities	128,489	107,308	86,705

Cash flows from investing activities
Proceeds from sales of property, plant and equipment	1,155	6,321	2,862
Purchases of customer lists and goodwill	—	—	(1,091)
Purchases of property, plant and equipment	(10,883)	(27,050)	(19,031)
Redemption of restricted marketable securities	—	1,491	—
Business acquisitions, net of cash acquired	—	(32,330)	(1,420)

Net cash used in investing activities	(9,728)	(51,568)	(18,680)

Cash flows from financing activities
Restricted cash and investments	(145)	(2,049)	2,065
Escrow funds, net	—	12,500	—
Receivables from stockholders and related parties	(1,132)	10,520	(4,381)
Proceeds from issuance of long term debt	—	2,778	—
Principal payments and retirement of long-term debt	(33,693)	(58,710)	(21,050)
Repurchase of common stock	—	—	(2,373)
Dividends paid	(44,096)	(16,077)	(15,265)
Minority interest in dividends paid by subsidiaries	(7,962)	(11,756)	(13,524)

Net cash used in financing activities	(87,028)	(62,794)	(54,528)

Net change in cash and cash equivalents	31,733	(7,054)	13,497

Cash and cash equivalents
Beginning of period	$55,089	$62,143	$48,646

End of period	$86,822	$55,089	$62,143

The accompanying notes are an integral part of these consolidated financial statements.

Southern Container Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 29, 2007, December 30, 2006 and December 31, 2005

(dollars in thousands)	2007	2006	2005
Supplemental disclosure of cash flow information
Cash paid during the year for:
Income tax	$2,017	$866	$402
Interest	$10,925	$14,451	$11,637
See note 5 for acquisition data.
The accompanying notes are an integral part of these consolidated financial statements.

Southern Container Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 29, 2007, December 30, 2006 and December 31, 2005
(dollars in thousands)
1.	Description of Business

Southern Container Corp. (SCC) and its subsidiaries design, print, manufacture and sell a diversified line of corrugated shipping containers and related products. SCC’s majority-owned subsidiary, Solvay Paperboard LLC, (SPLLC) operates three contiguous recycled containerboard machines in Solvay, New York.

During 2006, SCC acquired a 100% of Schiffenhaus Industries, Inc. and its two wholly-owned subsidiaries (SII) and Preflex LLC (PRE). At December 29, 2007 and December 30, 2006, SCC owned an 86.9%, interest in SPLLC, a 68% interest in GraphCorr LLC (GC), a 66.7% interest in Schiffenhaus Canada Inc. (SCI) and a 50% interest in Schiffenhaus California LLC (SC).

On January 1, 2008, SCC acquired the remaining 13.1% minority interest in SPLLC from TennCorr Packaging Inc. and Jamestown Container Inc. for cash consideration of $55,000.

2.	Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The 2007, 2006 and 2005 consolidated financial statements include the consolidation of all the entities identified in note 1 above (collectively, the “Company”). The 2005 consolidated financial statements include the accounts of SCC and SPLLC; all other entities were accounted for under the equity method of accounting. Income applicable to equity investments is reflected in other income and expense. Minority interest represents the minority members’ proportionate share of the equity in the Company’s consolidated subsidiaries. All significant inter-company transactions and balances have been eliminated. The Company utilizes a 52/53-week fiscal year which ends on the last Saturday of the year. Where reference is made to December 2007, 2006, and 2005, it pertains to the 52, 52 and 53 weeks ended December 29, 2007, December 30, 2006 and December 31, 2005, respectively.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures in these financial statements. Actual results could differ from those estimates. Significant estimates relate to self-insurance reserves and the reserve for account receivables, depreciable lives of fixed assets and goodwill and intangible impairment.

Reclassification

Certain amounts have been reclassified in the prior year financial statements to conform to the current year presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments or those that have original maturities of three months or less to be cash equivalents. Cash equivalents include time deposits, money market funds, and commercial paper.

Account Receivable and Allowances

Receivables consist primarily of customer receivables. Management determines the allowance for doubtful accounts based on historical experience.

Southern Container Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 29, 2007, December 30, 2006 and December 31, 2005
(dollars in thousands)
Revenue Recognition

The Company records revenue when title and risk of ownership pass to the customer and when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable and when collectibility is reasonably assured. Amounts charged to customers for delivery are included in net sales, and costs of delivery are included in cost of sales in the accompanying consolidated statements of operations.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the first-in, first-out (FIFO) method of determining inventory cost.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives of the assets as follows:

Building and improvements	7 to 40 years
Machinery and equipment	2 to 12 years
Transportation equipment	5 to 10 years
Furniture and fixtures	3 to 10 years
Maintenance and repairs are charged to expense as incurred and improvements that extend the useful lives of assets are capitalized. Upon retirement or disposal, the asset cost and related accumulated depreciation and amortization is eliminated from the respective accounts and the resulting gain or loss, if any, is reflected in earnings.

Impairment of Long-Lived Assets

The Company applies the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. In reviewing for impairment, the Company compares the carrying value of the assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets’ fair value and its carrying amount. The Company believes the future cash flows to be received from its long-lived assets exceed the assets’ carrying value, and accordingly, the Company has not recognized any impairment losses for the years ended December 2007, December 2006 and December 2005.

Goodwill and Intangible Assets

The Company accounts for goodwill under the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 requires the use of non-amortization approach to account for purchased goodwill and intangibles with indefinite lives. Under a non-amortization approach, goodwill and intangibles are not amortized into results of operations, but instead are reviewed for impairment, and an impairment charge is recorded in the periods in which the recorded carrying value of goodwill is more than its estimated fair value. The provisions of SFAS No. 142 also require that a goodwill impairment test be performed annually or on the occurrence of other events that indicate a potential impairment.

Southern Container Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 29, 2007, December 30, 2006 and December 31, 2005
(dollars in thousands)
As required, the Company computed its annual impairment testing prescribed by SFAS No. 142 during the years ended December 2007, December 2006 and December 2005, and, as a result, no impairment adjustment was required for 2007 and 2006. In 2005, SCC determined that an equity method investment had experienced a loss in value that is other than a temporary decline, resulting in an impairment loss of $1,000.

Intangible assets that are not deemed to have an indefinite life are amortized on a straight-line basis over their estimated useful lives. Intangible assets are reflected at cost less accumulated amortization.

Other Assets

Other assets consist primarily of debt issuance costs of $7,285 at December 2007 and December 2006 that are being amortized over the terms of the debt agreements. Accumulated amortization for these costs were $3,887 and $3,055 at December 2007 and December 2006, respectively. Also included in other assets at December 2007 and December 2006 are non-compete covenants in the amount of $1,800 that are being amortized over the life of the covenants. Accumulated amortization for the covenants was $1,248 and $865 at December 2007 and December 2006, respectively. Also included in other assets at both December 2007 and December 2006 are customer lists in the amount of $6,013 and $7,270 that are being amortized over five years and other intangibles in the amount of $345 and $1,221. Accumulated amortization for the customer lists was $2,367 and $1,531 at December 2007 and December 2006, respectively. Accumulated amortization for the other intangibles was $127 and $58 in 2007 and 2006, respectively. Total amortization expense on these various intangibles was $2,116, $2,884 and $795 for the years ended December 2007, 2006 and 2005, respectively.

Annual amortization of intangibles for each of the five fiscal years subsequent to December 29, 2007 are as follows:

2007	$1,843
2008	1,666
2009	1,542
2010	322
2011	143

$5,516

Marketable Debt Securities

The Company classifies its portfolio of restricted marketable debt securities as held to maturity in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities, ” as the Company does not hold any securities considered to be trading. Securities held to maturity are those securities the Company has the ability and intent to hold to maturity.

Held-to-maturity securities are recorded at amortized cost. A decline in the fair value of a held-to-maturity security that is deemed to be other than temporary results in a charge to earnings resulting in the establishment of a new cost basis for the security, and interest income is recognized when earned.

Southern Container Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 29, 2007, December 30, 2006 and December 31, 2005
(dollars in thousands)
Self Insurance

The Company is partially self-insured for liabilities relating to medical and workers’ compensation claims. Expenses are accrued based upon the Company’s estimates of the aggregate liability for claims incurred based upon Company experience. Changes in actual experience could cause these estimates to change in the near term. At December 2007 and December 2006, a reserve for claims incurred but not reported of $1,736 and $2,200, respectively was included in accrued expenses. Reserves are regularly evaluated for adequacy based on the most current available information.

Derivative Financial Instruments

The Company uses derivatives to manage exposure to interest rate fluctuations. The Company’s objective for holding derivatives is to minimize the volatility of cash flows associated with changes in interest rates. The Company does not enter into derivative transactions for trading or speculative purposes.

The Company recognizes derivatives as either assets or liabilities in the consolidated balance sheet and measures these instruments at fair value. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of the cash flows. The Company’s derivatives do not meet the requirements for hedge accounting treatment under the criteria of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and therefore gains and losses arising from changes in fair market value are recorded in interest expense in the statements of operations.

Foreign Currency Translation

Assets and liabilities of SCI are translated into U.S. dollars using the exchange rate in effect at the balance sheet date. Results of its operations are translated using the average exchange rates during the period. In 2007, translation gain of $2,563 is included as other comprehensive income within Stockholders’ Equity. Cumulative translation amounts of $2,563 at December 29, 2007 are included in accumulated other comprehensive income. Amounts were insignificant at December 30, 2006.

Shipping and Handling Costs

The Company classifies shipping and handling costs as part of cost of sales. Shipping and handling costs were $25,625, $24,035 and $20,302 for the years ended December 2007, 2006 and 2005, respectively. Shipping and handling costs charged to the customers are included in net sales.

Income Taxes

SCC and certain of its subsidiaries have elected to be taxed as S Corporations for federal and most state tax purposes. Accordingly, for these entities, no provision has been made for federal tax purposes, and state taxes have been provided only for those states that impose an income or franchise tax on S Corporations. SII is taxable as a C Corporation for federal and state tax purposes and such taxes have been provided in these statements.

The Company has decided to permanently reinvest its Schiffenhaus’ share of the undistributed earnings of its foreign affiliate ($12,382 at December 2007) and therefore, has not provided U.S. income taxes on the repatriation of such earnings.

Southern Container Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 29, 2007, December 30, 2006 and December 31, 2005
(dollars in thousands)
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company expects to fully realize its deferred tax assets.
Recent Accounting Pronouncements
In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without being required to apply complex hedge accounting provisions. The provisions of SFAS No. 159 are effective as of the beginning of fiscal years that start after November 15, 2007. Management is currently evaluating the impact, if any, upon adoption.
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under FIN 48, the consolidated financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. FIN 48 is likely to cause greater volatility in earnings as more items are recognized discretely within income tax expense. FIN 48 also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. For non-publicly held companies, FIN 48 is effective as of the beginning of fiscal years that start after December 15, 2007 (fiscal year 2008 for us). Management is currently evaluating the impact, if any, upon adoption.
In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an employer to recognize the funded status of defined benefit postretirement plans as an asset or liability on the balance sheet and requires any unrecognized prior service cost and actuarial gains/losses to be recognized in other comprehensive income. In addition, SFAS No. 158 requires that changes in the funded status of a defined benefit postretirement plan be recognized in comprehensive income in the year in which the changes occur. The adoption of this pronouncement in 2007 did not have a material impact on the Company’s financial statements.
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a definition of fair value, provides a framework for measuring fair value, and expands the disclosure requirements about fair value measurements. SFAS No. 157 emphasizes that fair value measurement would be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS No. 157 is effective for fiscal years beginning after November 15, 2008. Management is currently evaluating the impact, if any, upon adoption.

Southern Container Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 29, 2007, December 30, 2006 and December 31, 2005
(dollars in thousands)
3.	Inventories
Inventories as of December 2007 and December 2006 are summarized as follows:

	2007				2006
	SCC	SPLLC	Other	Total	SCC	SPLLC	Other	Total
Raw materials	$27,298	$3,002	$1,152	$31,452	$28,511	$1,097	$1,132	$30,740
Work in process	1,168	—	23	1,191	1,299	—	35	1,334
Finished goods	2,979	1,420	17	4,416	2,640	1,599	—	4,239

	$31,445	$4,422	$1,192	$37,059	$32,450	$2,696	$1,167	$36,313

4.	Property, Plant and Equipment
Property, plant and equipment as of December 2007 and December 2006 are summarized as follows:

	2007				2006
	SCC	SPLLC	Other	Total	SCC	SPLLC	Other	Total
Land	$6,224	$4,812	$—	$11,036	$6,224	$4,812	$—	$11,036
Building and improvments	51,231	54,334	3,340	108,905	50,978	54,334	2,826	108,138
Machinery and equipment	180,112	288,647	62,271	531,030	176,507	281,409	55,170	513,086
Transportation equipment	15,276	—	—	15,276	12,514	—	—	12,514
Furniture and fixtures	6,608	—	60	6,668	6,292	—	60	6,352
Construction in progress	—	—	—	—	5,225	—	—	5,225

	259,451	347,793	65,671	672,915	257,740	340,555	58,056	656,351

Less: accumulated depreciation and amortizaton	141,183	188,370	31,754	361,307	125,175	167,766	23,712	316,653

	$118,268	$159,423	$33,917	$311,608	$132,565	$172,789	$34,344	$339,698

Depreciation and amortization expense for the years ended December 2007, 2006 and 2005 was $42,092, $43,970 and $37,273, respectively.

Southern Container Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 29, 2007, December 30, 2006 and December 31, 2005
(dollars in thousands)
5.	Acquisition
In February 2006, SCC acquired 100% of the common stock of SII. SII is engaged principally in the manufacture and sale of corrugated packaging for industrial customers located predominantly in the northeastern United States. The aggregate consideration paid was approximately $28,875, including a net working capital adjustment and expenses attributable to the acquisition. The results of the operations of SII have been included in the Company’s consolidated statement of earnings as of the date of acquisition. The following assets and liabilities were acquired, net of cash of $55:

Accounts receivable	$21,280
Other receivables	3,416
Inventories	6,389
Prepaid expenses and other current assets	439
Fixed assets	11,585
Investment in subsidiaries	23,902
Other assets	7,261
Goodwill and intangible assets	17,811
Accounts payable and accrued expenses	(36,643)
Deferred tax liability	(6,368)
Long term debt	(20,252)

$28,820

Included in the assets of SII acquired was a 49% interest in Preflex LLC (PRE). Subsequently, in November 2006, SCC acquired the remaining 51% interest in PRE for $3,510. The goodwill recorded as a result of this acquisition was $2,179.
6.	Equity Investments
Included in equity investments in the consolidated balance sheets as of December 2007 and December 2006 are various investments in entities at various ownership percentages, accounted for under the equity method. The value of such equity investments at December 2007 and December 2006 are $1,231 and $1,311, respectively. A summary, on a consolidated basis, of the assets, liabilities and net income for each of the respective years are as follows:

	2007	2006
Total assets	$7,622	$7,688
Total liabilties	6,064	6,681
Total net income	364	(524)

Southern Container Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 29, 2007, December 30, 2006 and December 31, 2005
(dollars in thousands)
7.	Debt
Long-term debt as of December 2007 and December 2006 is summarized as follows:

	2007				2006
	SCC	SPLLC	Other	Total	SCC	SPLLC	Other	Total
Total debt	$1,025	$132,300	$9,753	$143,078	$2,954	$153,150	$20,025	$176,129
Less current installments	262	6,050	1,593	7,905	1,002	5,850	8,096	14,948

Long-term portion	$763	$126,250	$8,160	$135,173	$1,952	$147,300	$11,929	$161,181

	2007	2006
SCC

Notes payable maturing through 2010	$1,025	$2,954

SPLLC
Industrial Development Revenue Bonds-Series 1998	$120,900	$123,000
Industrial Development Revenue Bonds-Series 2000	11,400	30,150

	$132,300	$153,150

Other
Equipment loan payable	$9,513	$10,564
Other notes payable maturing through 2010	150	1,980
Credit facility	90	7,481

	$9,753	$20,025

SCC
SCC has a financing agreement with four financial institutions with aggregate credit availability of $50,000 through June 2008. The financing agreement is collateralized principally by certain property, plant and equipment of SCC and a pledge of its ownership interest of SPLLC. Interest is based on variable rates determined principally at LIBOR plus 1%.
The Company had outstanding letters of credit in the principal amount of $1,715 at December 2007 and December 2006.
In 2007, SCC has two equipment loan payables in the amount of $1,025 with interest rates of 6.78% and 6.15%, maturing through August 2015. In 2006, SCC had six equipment loans payable in the amount of $2,954, with interest rates varying from 3.5% to 7.65% maturing through August 2015.

Southern Container Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 29, 2007, December 30, 2006 and December 31, 2005
(dollars in thousands)
SPLLC
The outstanding portion of the Series 1998 Bonds mature as follows: $19,700 in November 2014 with interest payable semi-annually at an annual rate of 6.8% and $101,200 in November 2030 with interest payable semi-annually at an annual rate of 7.0%. SPLLC is required to make sinking fund payments to be used for mandatory redemption of the Series 1998 Bonds commencing with a payment of $2,000 in November 2006 and continuing annually in increasing amounts through November 2030. SPLLC is not permitted to redeem any other portion of the Series 1998 Bonds until after November 1, 2008.
The Series 2000 Bonds bear interest on a weekly basis, in accordance with an election contained within the Bond Indenture. The interest rate, which includes the letter of credit fee, in effect as of December 2007, December 2006 and December 2005 was 4.6%, 5.2% and 4.6%, respectively. SPLLC is required to make annual sinking fund payments to be used for mandatory redemption of the Series 2000 Bonds commencing with a payment of $3,750 in July 2004 and continuing annually through 2023. During 2007, SPLLC repaid an additional $15,000 on these bonds and, accordingly, an additional $479 of debt issuance costs were expensed in 2007. Based on the required principal payments, the 2000 Series Bonds will be repaid in 2011.
All the Series of Bonds are collateralized, on an equal basis, by a mortgage lien and collateral interest in the property, plant and equipment of SPLLC, as well as a collateral interest in the restricted cash and marketable debt securities. In addition, the Series 2000 Bonds are collateralized by an $11,400 irrevocable, direct pay letter of credit issued by Citibank through January 2011.
SPLLC is required to maintain certain levels of reserve accounts with the Trustee. On the accompanying consolidated balance sheets at December 2007 and December 2006, $5,090 and $4,945 has been reflected as current restricted cash and $10,773 in each of the years as non-current restricted cash and investments based upon the anticipated release dates of the funds. These non-current amounts include $6,139 at December 2007 and December 2006 of marketable debt securities recorded at amortized cost as discussed in note 2, with fair values of $6,659 and $6,613 at December 2007 and December 2006, respectively. The gross unrealized gains on held-to-maturity securities were $520 and $474 at December 2007 and December 2006, and there were no gross unrealized losses on held-to-maturity securities.
SPLLC’s marketable securities have maturity dates from October 7, 2008 to February 12, 2010 with fixed interest rates ranging from 5.09% to 7.38%.
Other
The Company has an equipment loan payable in the amount of $9,513 and $10,564 at December 2007 and December 2006 with a fixed interest rate of 6.71% maturing through 2013. The loan is collateralized by certain equipment with a net book value of $10,250 and $11,231 at December 2007 and December 2006, respectively.
In 2006, SCI had three credit facilities totaling CN $15,000. As of December 2006, $7,481 was drawn down on the facilities. The facilities were either due on demand or had maturities during 2007.

Southern Container Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 29, 2007, December 30, 2006 and December 31, 2005
(dollars in thousands)
During 2007, SCI entered into a new banking agreement replacing the previous agreement. At December 2007, SCI has two credit facilities totaling CN $8,000. Borrowings for the first facility of CN $3,000 are due on demand and are limited by certain working capital requirements. As of December 2007, CN $88 was drawn on this facility. Borrowings from the second facility of CN $5,000 are payable based on the terms of each term loan. As of December 2007, no amount was drawn on this facility.
Annual maturities of long-term debt obligations scheduled for payment subsequent to December 2007 are as follows:

	SCC	SPLLC	Other	Total
2008	$262	$6,050	$1,593	$7,905
2009	242	6,150	1,614	8,006
2010	521	6,350	1,568	8,439
2011	—	2,950	1,676	4,626
2012	—	3,000	1,792	4,792
Thereafter	—	107,800	1,510	109,310

	$1,025	$132,300	$9,753	$143,078

8.	Income Taxes
The components of income before income taxes and minority interest are as follows:

	2007	2006	2005
Domestic	$83,614	$68,542	$41,597
Foreign	3,320	808	—

	$86,934	$69,350	$41,597

The provision (benefit) for income taxes for December 2007, December 2006, and December 2005 is comprised of the following:

	2007	2006	2005
Current
Federal	$1,388	$—	$—
State	345	478	185
Foreign	746	271	—

Deferred
Federal	859	30	—
State	189	753	70
Foreign	(94)	—	—

Provision for income taxes	$3,433	$1,532	$255

Southern Container Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 29, 2007, December 30, 2006 and December 31, 2005
(dollars in thousands)
The major difference between income taxes expected at the U.S. federal statutory income tax rate of 35% and income taxes provided by the Company’s is due to the impact of the Company’s S-Corporation status of the majority of its entities, which exempts most of the Company’s income from Federal and State taxes at the corporation level.
The tax effect of temporary differences that comprise the significant portion of the deferred tax liability as of December 2007 and December 2006 relate primarily to basis differences in fixed assets, investments and intangible assets, net operating loss carry forwards and tax credit carry forwards deemed fully realizable, and timing of certain expense deductions, relating primarily to entities filing as a C-Corporation.
9.	Employee Retirement Benefit Plans
SCC maintains a profit sharing plan for the benefit of eligible employees. Contributions to the plan, which are at SCC’s discretion, were approximately $1,761, $1,682 and $723 in December 2007, December 2006 and December 2005, respectively.
Under the terms of various union contracts, SCC is required to make pension contributions on behalf of its union employees. Such expense amounted to approximately $721, $956 and $544 in December 2007, December 2006 and December 2005, respectively.
SPLLC maintains a retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code. Contributions for December 2007, December 2006 and December 2005 were $1,086, $1,010 and $774, respectively.
SCC and SPLLC have a deferred compensation plan for several senior executives, payable at retirement. Liabilities for this plan totaled $8,421 and $7,314 for December 2007 and December 2006, respectively.
10.	Solvay Paperboard LLC
SPLLC has offtake purchase agreements with its members, requiring them to purchase, at market price as defined, all of its production output (subject to certain volume limitations) pro-rata among them in accordance with their membership interests, over a twenty-five year period which expires in 2024. Net sales to SCC and subsidiaries in December 2007, 2006 and 2005 were $206,060, $186,539 and $138,078, respectively. Net sales to the minority members in December 2007, 2006 and 2005 were $30,646, $28,215 and $45,361, respectively (net of sales price rebates of $5,896, $6,638 and $11,356 in December 2007, 2006 and 2005, respectively). In addition to the above, the members purchased amounts outside of the offtake purchase agreement totaling $8,044, $12,468, and $9,928 in December 2007, 2006 and 2005, respectively. Sales price rebates represents a restricted payment that is governed by the covenants of the Series 1998 Bonds (Note 7). To make such restricted payments, the covenants require compliance with certain financial ratios, certifications and other general requirements. SPLLC was in compliance with these covenants as of December 2007, 2006 and 2005. Included in receivables from related parties at December 2007and December 2006 is $2,565 and $678 due from minority members. Terms of repayment of accounts receivable from the minority members are standard trade terms offered to all credit worthy customers.

Southern Container Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 29, 2007, December 30, 2006 and December 31, 2005
(dollars in thousands)
In February 2006, SPLLC amended its steam agreement with its provider. This amendment results in SPLLC paying for all steam deliveries at a variable price and required advance steam payments in 2006 and 2007 totaling approximately $9,524. In consideration, the steam supply agreement was extended through December 31, 2018, with the option to purchase the provider’s facility for $1 on that date. In addition, SPLLC has the right to receive 50% of the supplier’s profits, if any, until SPLLC has recovered all of the price concessions that it made. If SPLLC were to terminate the agreement prior to 2014, SPLLC would be obligated to pay a termination fee, on a declining basis ranging from approximately $6,200 to $4,300.
11.	Derivative Instruments
Interest rate swaps are used to reduce the potential impact of increases in interest rates on specified long term debt. On June 8, 2005, the Company entered into a forward starting swap agreement related to a notional amount of $112,895 of debt. The effective date of the swap agreement is August 1, 2008 with a termination date of November 1, 2030. The aggregate loss on the Company’s interest rate swap agreement as of December 29, 2007 was $1,625 which is included in interest expense. The aggregate gain or loss at December 30, 2006 was not significant. Subsequent to year end, the Company settled the swap.
12.	Stock Agreements
In January 2005, SCC repurchased 16 of a stockholder’s 32 shares for $2,372, in accordance with the terms of a 2003 stock repurchase agreement. This payment of $2,132 was deducted from capital in excess of par value and $240 from retained earnings.
13.	Commitments and Contingencies
The Company has operating leases for premises covering manufacturing, office, warehouse and distribution space, expiring at various dates. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.
As of December 2007, the future minimum lease payments under operating leases for premises are as follows:

Total
2008	$2,259
2009	2,045
2010	1,874
2011	1,473
2012	1,344
Thereafter	4,243

$13,238

Rent expense for the years ended December 2007, 2006 and 2005 was approximately $2,204, $2,216 and $318, respectively.

Southern Container Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 29, 2007, December 30, 2006 and December 31, 2005
(dollars in thousands)
The Company has an equity interest in two other entities which are accounted for under the equity method of accounting. Income applicable to equity method accounting investments is reflected in other income and expense. All significant inter-company transactions and balances between both consolidated and entities accounted for using the equity method of accounting have been eliminated. Other equity investees in these entities have the right, under certain circumstances, to require the company to purchase their ownership based upon methods which approximate market value, as noted in the agreements. Additionally, the minority shareholder of a consolidated subsidiary has the right to require the subsidiary to repurchase its shares at book value. Such commitments are not material as compared to the Company’s financial position.
Litigation
The company is a party to legal proceedings and claims arising out of the normal course of business. Management assesses the probability of loss for all legal proceedings and claims and recognizes liabilities for such contingencies, as appropriate. Although the results of these matters cannot be predicted with certainty, in management’s opinion, the final outcome of legal proceedings and claims will not have a material adverse effect on the consolidated results of operations or financial condition of the Company.
14.	Credit Concentration and Financial Instruments
Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents and account receivable. The Company limits its exposure to credit loss by placing its cash with high quality financial institutions. Concentration of credit risk with respect to trade receivables is limited as the Company’s customer base is diversified and includes manufacturers, retailers, distributors and other corrugated related companies. Except for the aggregate sales to the minority members (Note 10), for the years ended December 2007, 2006 and 2005, no single customer accounted for greater than 10% of the Company’s net sales or greater than 10% of accounts receivable at December 2007 and December 2006.
The carrying amounts of cash, escrow funds, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short maturity and variable interest rates. Investments in marketable debt securities are stated at amortized cost, and their fair value, is determined by quoted market prices. The fair value of the Company’s long-term debt instruments is deemed to approximate carrying value based upon borrowing rates currently available to the Company for debt with similar terms.
15.	Subsequent Events
Effective March 5, 2008, the Company was acquired by Rock-Tenn Company, an SEC registered company, for $851 million in cash.